August 23, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention: Loan Lauren P. Nguyen, Legal Branch Chief

Re:	Future FinTech Group Inc.
Registration Statement on Form S-3
Response date August 6, 2018
File No. 333-224686

Dear Ms. Nguyen:

Future FinTech Group Inc. (“FTFT” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated August 17, 2018 (the “Comment Letter”), in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included in this response letter the same caption and paragraph numbers, as well as the text of the comments, set forth in the Comment Letter followed by our responses thereto.

General

1.       We note your response to comment 3 that the DCON platform is and the Shared Shopping Mall platform will be globally accessible, but that you will implement measures to ensure new tokens are not issued “in the U.S. or to U.S. citizens.” Please expand your disclosure to clarify whether the services and products provided on your digital platforms will be available to U.S. persons or if you intend to block U.S. persons from using your platforms. To the extent that certain products and services on your digital platforms will be available to U.S. persons, please describe the activities that may be available on such platforms.

Response:

The services and products provided on our digital platforms will be available to U.S. persons and the verification measures will be only for the new token issuance functions on such platforms. U.S. persons may use our DCON exchange services to exchange their Bitcoin or other digital currencies for DCON tokens offered by third parties and can exchange them back to Bitcoin or other digital currencies for the DCON tokens they may receive upon the sale of their products or services on our platform. To the extent that U.S. persons may, in the future, purchase DCON tokens directly on the platform, such sales would be conducted in accordance with one or more exemptions from registration under the Securities Act of 1933, as amended, and the rules promulgated thereunder.

The activities that may be available on the DCON platform and the Shared Shopping Mall platform are: exchange services between Bitcoin (or other digital currencies) and mBTC, publication of the digital currency market exchange rate information on DCON’s website; various communities that provide products and services; online product sales and purchases; and participation in online forums and social groups.

We will update our disclosures to clarify these points.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (202) 298-1735 or Ms. Chelsea Anderson at (206) 816-1312 at Garvey Schubert Barer.

Very truly yours,

/s/ Yongke Xue
Yongke Xue
Chief Executive Officer Future FinTech Group Inc.